Dreyfus Massachusetts Municipal Money Market Fund

SEMIANNUAL REPORT May 31, 2008




Dreyfus

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Massachusetts Municipal Money Market Fund, covering the six-month period from December 1, 2007, through May 31, 2008.

Although the U.S. economy has teetered on the brink of recession and the financial markets have encountered heightened volatility in an ongoing credit crisis, we recently have seen signs of potential improvement. The Federal Reserve Board's aggressive easing of monetary policy and innovative measures to inject liquidity into the banking system appear to have reassured many investors and economists. At Dreyfus, we believe that the current economic downturn is likely to be relatively brief by historical standards, but the ensuing recovery may be gradual and prolonged as financial deleveraging and housing price deflation continue to weigh on economic activity.

The Fed has aggressively reduced the overnight rate by 250 basis points — to 2% as of this reporting period — which has resulted in lower yields for virtually all true money market instruments. In addition, volatility in the stock and bond markets also has allowed the money markets to maintain record levels of demand, since money market funds are obligated under strict regulations to seek preservation of capital as their main function. Your financial advisor can help you assess current risks and your need for liquidity and take advantage of potential opportunities in other asset classes given your individual needs and financial goals.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Jonathan R. Baum
Chief Executive Officer
The Dreyfus Corporation
June 16, 2008



DISCUSSION OF FUND PERFORMANCE

For the period of December 1, 2007, through May 31, 2008, as provided by Bill Vasiliou, Portfolio Manager

Fund and Market Performance Overview

For the six-month period ended May 31, 2008, Dreyfus Massachusetts Municipal Money Market Fund produced an annualized yield of 2.39%. Taking into account the effects of compounding, the fund also produced an annualized effective yield of 2.42%.[1]

Yields of tax-exempt money market instruments declined along with short-term interest rates as the Federal Reserve Board (the "Fed") attempted to stimulate economic growth and address a credit crisis. Supply-and-demand factors also influenced tax-exempt money market yields.

The Fund's Investment Approach

The fund's objective is to seek as high a level of current income exempt from federal and Massachusetts state income taxes as is consistent with the preservation of capital and the maintenance of liquidity. To pursue its goal, the fund normally invests substantially all of its assets in short-term, high-quality municipal obligations that provide income exempt from federal and Massachusetts state income taxes. The fund also may invest in high-quality, short-term structured notes, which are derivative instruments whose value is tied to underlying municipal obligations.

When pursuing the fund's objective, we employ two primary strategies. First, we attempt to add value by constructing a portfolio of high-quality, municipal money market obligations that provide income exempt from federal and Massachusetts state income taxes. Second, we actively manage the fund's average maturity based on our anticipation of interest-rate trends and supply-and-demand changes in Massachusetts's short-term municipal marketplace, while anticipating the liquidity needs of the fund.

For example, if we expect an increase in short-term supply, we may reduce the average maturity of the fund, which should better position the fund to purchase new securities with higher yields, if higher yields materialize. Yields tend to rise when there is an increase in new-issue supply competing for investor interest. New securities generally are issued with maturities in the one-year range and tend to lengthen the fund's weighted average maturity if purchased. If we anticipate limited new-issue supply, we may extend the fund's average maturity to maintain prevailing yields for as long as we deem appropriate. At other times, we try to maintain an average maturity that reflects our view of short-term interest-rate trends, liquidity needs and future supply-and-demand considerations.

Economic and Credit Woes Dampened Investor Sentiment

Economic conditions deteriorated over the reporting period as U.S. housing markets struggled and food and energy costs soared. Moreover, a credit crisis in the sub-prime mortgage market spread to other asset classes, and investors flocked to the relative safety of U.S. Treasury securities and money market funds, sparking price dislocations in longer-term fixed-income markets.

By the start of the reporting period, the Fed already had attempted to address these issues by implementing two cuts in the federal funds rate, which drove the overnight rate from 5.25% to 4.50%. However, news of massive sub-prime related losses by major financial institutions led to renewed market turbulence, and the Fed responded with another rate cut in December.

Additional evidence of economic weakness accumulated in 2008, including the first monthly job losses in more than four years. The Fed took aggressive action in late January, easing the federal funds rate by 125 basis points in two moves. Additional reductions in March and April left the federal funds rate at 2% by the reporting period's end.

Assets Flowed into Tax-Exempt Money Market Funds

Although tax-exempt money market yields declined along with short-term interest rates, a record level of assets flowed into municipal money

market funds from risk-averse investors. Early in the reporting period, rising demand was met with ample supply of short-term variable-rate demand notes and tender option bonds, driving tax-exempt money market yields higher, at times, than yields of longer-dated municipal notes. However, unrelenting investor demand later began to overwhelm supply, putting downward pressure on short-term yields.

Meanwhile, Massachusetts's fiscal condition has remained sound, but the housing slump and recent health care reforms are expected to result in substantial future budget shortfalls. Still, robust "rainy day" reserves and the state's track record of strong financial management should help it meet these challenges.

Maintaining a Conservative Investment Posture

We generally have maintained a cautious investment approach, as always, investing exclusively in instruments approved after extensive research by our credit analysts. In addition, we set the fund's weighted average maturity in a range that was modestly longer than industry averages in an effort to capture higher yields while interest rates fell, and we staggered the maturities of the fund's holdings to cushion market volatility and guard against unexpected changes in interest rates.

Although the U.S. economy has remained weak, we believe that the Fed is likely to refrain from further rate cuts for a while due to mounting inflationary pressures. Therefore, we currently intend to maintain the fund's conservative credit posture. In addition, we intend to maintain the fund's laddered strategy and longer weighted average maturity until we see evidence that the Fed is ready to alter monetary policy one way or the other.

June 16, 2008

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

[1] *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Income may be subject to state and local taxes for non-Massachusetts residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Massachusetts Municipal Money Market Fund from December 1, 2007 to May 31, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended May 31, 2008

Expenses paid per $1,000†	$ 2.97
Ending value (after expenses)	$1,012.00

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended May 31, 2008

Expenses paid per $1,000†	$ 2.98
Ending value (after expenses)	$1,022.05

† Expenses are equal to the fund's annualized expense ratio of .59%; multiplied by the average account value over the period, multiplied by 183/366 (to reflect the one-half year period).

Short-Term Investments−99.6%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Massachusetts−97.8%				
BB&T Municipal Trust (Massachusetts, Special Obligation Dedicated Tax Revenue, Refunding) (Liquidity Facility; Branch Banking and Trust Co. and LOC; Branch Banking and Trust Co.)	1.65	6/7/08	16,600,000 [a,b]	16,600,000
Dartmouth, GO Notes (Municipal Purpose Loan) (Insured; FSA)	3.38	2/15/09	516,000	523,131
Hanson, GO Notes (Insured; MBIA, Inc.)	4.00	11/15/08	337,000	337,824
Haverhill, GO Notes, BAN	4.00	9/26/08	1,750,000	1,752,700
Haverhill, GO Notes, BAN	3.50	12/12/08	3,500,000	3,508,991
Haverhill, GO Notes, BAN	2.50	3/27/09	2,725,000	2,738,789
Leominster, GO Notes, BAN	3.00	11/6/08	4,390,000	4,408,660
Lexington, GO Notes (Municipal Purpose Loan)	3.50	2/15/09	1,463,000	1,480,351
Lowell, GO Notes, BAN	4.00	9/19/08	1,000,000	1,001,420
Malden, GO Notes, BAN	3.50	10/24/08	5,000,000	5,009,628
Massachusetts	6.50	8/1/08	200,000	201,007
Massachusetts, Consolidated Loan	5.25	8/1/08	1,175,000	1,178,525
Massachusetts, Consolidated Loan	5.00	9/1/08	2,000,000	2,007,479
Massachusetts, Consolidated Loan	5.25	9/1/08	1,005,000	1,010,591
Massachusetts, Consolidated Loan	5.75	2/1/09	1,600,000	1,631,483
Massachusetts, Consolidated Loan, Refunding	5.00	8/1/08	1,550,000	1,554,495
Massachusetts, Federal Highway GAN	5.50	6/15/08	7,200,000	7,209,826

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Massachusetts (continued)				
Massachusetts, GO Notes, Refunding	5.38	8/1/08	2,450,000	2,459,853
Massachusetts, GO Notes, Refunding	5.50	11/1/08	620,000	627,231
Massachusetts, GO Notes, Refunding (Insured; FGIC)	5.75	8/1/08	500,000	501,996
Massachusetts, GO Notes, Refunding (Insured; MBIA, Inc.)	5.38	8/1/08	1,000,000	1,003,205
Massachusetts, GO Notes, Refunding (Liquidity Facility; Citibank NA)	1.52	6/7/08	1,295,000 a	1,295,000
Massachusetts, GO Notes, Refunding (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	1.45	6/7/08	10,920,000 a	10,920,000
Massachusetts Bay Transportation Authority, Assessment Revenue (Merlots Program) (Liquidity Facility; Wachovia Bank)	1.68	6/7/08	5,370,000 a,b	5,370,000
Massachusetts Bay Transportation Authority, Refunding (General Transportation System)	7.00	3/1/09	1,000,000	1,040,401
Massachusetts Development Finance Agency, Education Revenue (The Rivers School Issue) (LOC; Citizens Bank of Massachusetts)	1.63	6/7/08	500,000 a	500,000
Massachusetts Development Finance Agency, First Mortgage Revenue (Brookhaven at Lexington Project) (LOC; Bank of America)	1.50	6/7/08	2,820,000 a	2,820,000
Massachusetts Development Finance Agency, IDR (Metalcrafters, Inc. Issue) (LOC; Bank of America)	1.60	6/7/08	2,340,000 a	2,340,000
Massachusetts Development Finance Agency, IDR (Ocean Spray Cranberries, Inc. Project) (LOC; Wachovia Bank)	1.63	6/7/08	1,500,000 a	1,500,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Massachusetts (continued)				
Massachusetts Development Finance Agency, Multifamily Revenue (Kennedy Lofts Project) (Liquidity Facility; FHLMC and LOC; FHLMC)	1.79	6/7/08	11,440,000 a,b	11,440,000
Massachusetts Development Finance Agency, Revenue (Alliance Health of Massachusetts Project) (LOC; PNC Bank)	1.67	6/7/08	3,400,000 a	3,400,000
Massachusetts Development Finance Agency, Revenue (Beaver Country Day School Issue) (LOC; Allied Irish Banks)	1.65	6/7/08	2,400,000 a	2,400,000
Massachusetts Development Finance Agency, Revenue (Boston University Issue) (LOC; Allied Irish Banks)	1.00	6/7/08	2,775,000 a	2,775,000
Massachusetts Development Finance Agency, Revenue (Boston University Issue) (LOC; BNP Paribas)	1.40	6/7/08	10,555,000 a	10,555,000
Massachusetts Development Finance Agency, Revenue (Briarwood Retirement Community Issue) (LOC; Comerica Bank)	1.57	6/7/08	2,400,000 a	2,400,000
Massachusetts Development Finance Agency, Revenue (Brooks School Issue) (Insured; MBIA, Inc. and Liquidity Facility; Bank of America)	3.32	6/7/08	4,405,000 a	4,405,000
Massachusetts Development Finance Agency, Revenue (Catania-Spagna Issue) (LOC; Lloyds TSB Bank PLC)	1.70	6/7/08	2,375,000 a	2,375,000
Massachusetts Development Finance Agency, Revenue (Charles River School) (LOC; Royal Bank of Scotland PLC)	1.65	6/7/08	3,000,000 a	3,000,000
Massachusetts Development Finance Agency, Revenue (Community Resources for Justice Issue) (LOC; Citizens Bank of Massachusetts)	1.63	6/7/08	1,350,000 a	1,350,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Massachusetts (continued)				
Massachusetts Development Finance Agency, Revenue (Decas Cranberry Issue) (LOC; Bank of America)	1.75	6/7/08	1,575,000 a	1,575,000
Massachusetts Development Finance Agency, Revenue (Draper Laboratory Issue) (Insured; MBIA, Inc. and Liquidity Facility: JPMorgan Chase Bank)	3.20	6/7/08	5,920,000 a	5,920,000
Massachusetts Development Finance Agency, Revenue (ECM Plastics Issue) (LOC; PNC Bank)	1.73	6/7/08	1,890,000 a	1,890,000
Massachusetts Development Finance Agency, Revenue (Fessenden School Issue) (LOC; Bank of America)	1.62	6/7/08	3,900,000 a	3,900,000
Massachusetts Development Finance Agency, Revenue (FIBA Technologies Issue) (LOC; Comerica Bank)	1.71	6/7/08	1,330,000 a	1,330,000
Massachusetts Development Finance Agency, Revenue (JHC Assisted Living Corporation Issue) (LOC; TD Banknorth NA)	1.63	6/7/08	5,010,000 a	5,010,000
Massachusetts Development Finance Agency, Revenue (Lesley University Issue) (LOC; Bank of America)	1.62	6/7/08	2,900,000 a	2,900,000
Massachusetts Development Finance Agency, Revenue (Meadowbrook School Project) (LOC; Allied Irish Banks)	1.62	6/7/08	2,800,000 a	2,800,000
Massachusetts Development Finance Agency, Revenue (Northfield Mount Hermon School Issue) (LOC; JPMorgan Chase Bank)	1.62	6/7/08	5,000,000 a	5,000,000
Massachusetts Development Finance Agency, Revenue (Saint Peter-Marian Issue) (LOC; Bank of America)	1.55	6/7/08	665,000 a	665,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Massachusetts (continued)				
Massachusetts Development Finance Agency, Revenue (Suffolk University Issue) (Insured; Assured Guaranty and Liquidity Facility; JPMorgan Chase Bank)	1.62	6/7/08	15,980,000 a	15,980,000
Massachusetts Development Finance Agency, Revenue (Ursuline Academy Dedham Issue) (LOC; RBS Citizen's Bank)	1.57	6/7/08	1,000,000 a	1,000,000
Massachusetts Development Finance Agency, Revenue (Young Mens's Christian Association of Greater Worcester Issue) (LOC; TD Banknorth NA)	1.60	6/7/08	5,840,000 a	5,840,000
Massachusetts Development Finance Agency, Revenue (Youth Opportunities Upheld, Inc. Issue) (LOC; TD Banknorth NA)	1.65	6/7/08	4,270,000 a	4,270,000
Massachusetts Development Finance Agency, RRR (Waste Management, Inc. Project) (LOC; SunTrust Bank)	1.75	6/7/08	5,500,000 a	5,500,000
Massachusetts Health and Educational Facilities Authority, Revenue (Alliance Health of Southeastern Massachusetts Issue) (LOC; RBS Citizen's Bank)	1.73	6/7/08	6,095,000 a	6,095,000
Massachusetts Health and Educational Facilities Authority, Revenue (Cape Cod Healthcare Obligated Group Issue) (Insured; Assured Guaranty and Liquidity Facility; Bank of America)	1.63	6/7/08	5,000,000 a	5,000,000
Massachusetts Health and Educational Facilities Authority, Revenue (Capital Asset Program Issue) (LOC; Royal Bank of Scotland PLC)	1.59	6/7/08	1,900,000 a	1,900,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Massachusetts (continued)				
Massachusetts Health and Educational Facilities Authority, Revenue (Great Brook Valley Health Center) (LOC; TD Banknorth NA)	1.65	6/7/08	1,000,000 [a]	1,000,000
Massachusetts Health and Educational Facilities Authority, Revenue (Northeastern University Issue)	2.25	5/14/09	3,600,000	3,600,000
Massachusetts Health and Educational Facilities Authority, Revenue (Partners HealthCare System Issue) (Liquidity Facility; Citibank NA)	1.50	6/7/08	950,000 [a]	950,000
Massachusetts Health and Educational Facilities Authority, Revenue (Pool Loan Program Issue) (LOC; TD Banknorth NA)	1.40	6/1/08	1,300,000 [a]	1,300,000
Massachusetts Housing Finance Agency, Insured Construction Loan Revenue (Insured; FSA)	3.85	6/1/08	1,750,000	1,750,000
Massachusetts Industrial Finance Agency, IDR (LB Foster Company Project) (LOC; PNC Bank)	1.75	6/7/08	2,045,000 [a]	2,045,000
Massachusetts Industrial Finance Agency, Industrial Revenue (Mercer Paper Tube Corporation Issue) (LOC; JPMorgan Chase Bank)	1.75	6/7/08	1,000,000 [a]	1,000,000
Massachusetts Industrial Finance Agency, Revenue (Heritage at Hingham Issue) (Liquidity Facility; FNMA and LOC; FNMA)	1.74	6/7/08	6,760,000 [a]	6,760,000
Massachusetts Industrial Finance Agency, Revenue (Milton Academy Issue) (Insured; MBIA, Inc. and Liquidity Facility; Bank of America)	4.00	6/7/08	2,650,000 [a]	2,650,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Massachusetts (continued)				
Massachusetts Municipal Wholesale Electric Company, Power Supply System Revenue	5.10	7/1/08	500,000	501,187
Massachusetts School Building Authority, Dedicated Sales Tax Revenue	4.00	8/15/08	625,000	625,496
Massachusetts School Building Authority, Dedicated Sales Tax Revenue	5.00	8/15/08	2,800,000	2,812,640
Massachusetts Water Pollution Abatement Trust (Pool Program)	5.00	8/1/08	450,000	452,221
Massachusetts Water Resources Authority, General Revenue (Insured; MBIA, Inc.)	5.25	8/1/08	800,000	802,298
Massachusetts Water Resources Authority, Multi-Modal Subordinated General Revenue, Refunding (Liquidity Facility; Bank of Nova Scotia)	1.60	6/7/08	2,400,000 [a]	2,400,000
Massachusetts Water Resources Authority, Multi-Modal Subordinated General Revenue, Refunding (Liquidity Facility; Bayerische Landesbank)	1.75	6/7/08	2,000,000 [a]	2,000,000
Massachusetts Water Resources Authority, Multi-Modal Subordinated General Revenue, Refunding (LOC; Landesbank Baden-Wurttemberg)	1.50	6/1/08	200,000 [a]	200,000
Massachusetts Water Resources Authority, Multi-Modal Subordinated General Revenue, Refunding (LOC; Landesbank Hessen-Thuringen Girozentrale)	1.62	6/1/08	500,000 [a]	500,000
North Reading, GO Notes (Municipal Purpose Loan) (Insured; FSA)	4.50	9/15/08	384,000	385,028
Salem, GO Notes, BAN	4.00	10/23/08	3,280,000	3,287,470

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)		Value ($)
Massachusetts (continued)					
Stoughton, GO Notes, BAN	4.00	6/26/08	1,227,000		1,227,384
Wachusett Regional School District, GO Notes, RAN	4.00	6/30/08	3,500,000		3,502,452
Wenham, GO Notes, BAN	2.10	2/6/09	952,000		955,197
West Springfield, GO Notes (Municipal Purpose Loan) (Insured; FSA)	4.00	12/1/08	871,000		874,183
Wilmington, GO Notes	5.00	6/15/08	1,000,000		1,000,734
Worcester, GO Notes (Insured; MBIA, Inc.)	5.00	7/1/08	1,000,000		1,001,654
U.S. Related—1.8%					
BB&T Municipal Trust (Puerto Rico Infrastructure Financing Authority, Special Tax Revenue) (Liquidity Facility; Branch Banking and Trust Co.)	1.65	6/7/08	2,000,000	a,b	2,000,000
Puerto Rico Sales Tax Financing Corporation, Sales Tax Revenue (Liquidity Facility; Morgan Stanley Bank and LOC; Morgan Stanley Bank)	1.68	6/7/08	2,500,000	a,b	2,500,000
Total Investments (cost $251,290,530)			**99.6%**		**251,290,530**
Cash and Receivables (Net)			**.4%**		**1,058,165**
Net Assets			**100.0%**		**252,348,695**

[a] *Securities payable on demand. Variable interest rate—subject to periodic change.*

[b] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At May 31, 2008, these securities amounted to $37,910,000 or 15.0% of net assets.*

Summary of Abbreviations

ABAG	Association of Bay Area Governments	**ACA**	American Capital Access
AGC	ACE Guaranty Corporation	**AGIC**	Asset Guaranty Insurance Company
AMBAC	American Municipal Bond Assurance Corporation	**ARRN**	Adjustable Rate Receipt Notes
BAN	Bond Anticipation Notes	**BIGI**	Bond Investors Guaranty Insurance
BPA	Bond Purchase Agreement	**CGIC**	Capital Guaranty Insurance Company
CIC	Continental Insurance Company	**CIFG**	CDC Ixis Financial Guaranty
CMAC	Capital Market Assurance Corporation	**COP**	Certificate of Participation
CP	Commercial Paper	**EDR**	Economic Development Revenue
EIR	Environmental Improvement Revenue	**FGIC**	Financial Guaranty Insurance Company
FHA	Federal Housing Administration	**FHLB**	Federal Home Loan Bank
FHLMC	Federal Home Loan Mortgage Corporation	**FNMA**	Federal National Mortgage Association
FSA	Financial Security Assurance	**GAN**	Grant Anticipation Notes
GIC	Guaranteed Investment Contract	**GNMA**	Government National Mortgage Association
GO	General Obligation	**HR**	Hospital Revenue
IDB	Industrial Development Board	**IDC**	Industrial Development Corporation
IDR	Industrial Development Revenue	**LOC**	Letter of Credit
LOR	Limited Obligation Revenue	**LR**	Lease Revenue
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
F1+,F1		VMIG1,MIG1,P1		SP1+,SP1,A1+,A1	81.8
AAA,AA,A c		Aaa,Aa,A c		AAA,AA,A c	14.5
Not Rated d		Not Rated d		Not Rated d	3.7
					100.0

† *Based on total investments.*
c *Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.*
d *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

May 31, 2008 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments	251,290,530	251,290,530
Interest receivable		1,655,122
Prepaid expenses		12,674
		252,958,326
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 2(b)		97,787
Cash overdraft due to Custodian		480,382
Accrued expenses		31,462
		609,631
Net Assets ($)		**252,348,695**
Composition of Net Assets ($):		
Paid-in capital		252,347,580
Accumulated net realized gain (loss) on investments		1,115
Net Assets ($)		**252,348,695**
Shares Outstanding		
(unlimited number of $.001 par value shares of Beneficial interest authorized)		252,366,316
Net Asset Value, offering and redemption price per share ($)		**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended May 31, 2008 (Unaudited)

Investment Income ($):	
Interest Income	**3,061,966**
Expenses:	
Management fee–Note 2(a)	518,114
Shareholder servicing costs–Note 2(b)	48,682
Professional fees	32,138
Custodian fees–Note 2(b)	8,356
Registration fees	6,810
Trustees' fees and expenses–Note 2(c)	6,322
Miscellaneous	8,989
Total Expenses	**629,411**
Less–reduction in fees due to earnings credits–Note 1(b)	(14,950)
Net Expenses	**614,461**
Investment Income–Net	**2,447,505**
Net Realized Gain (Loss) on Investments–Note 1(b) ($)	**1,130**
Net Increase in Net Assets Resulting from Operations	**2,448,635**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended May 31, 2008 (Unaudited)	Year Ended November 30, 2007
Operations ($):		
Investment income–net	2,447,505	4,957,518
Net realized gain (loss) on investments	1,130	71
Net Increase (Decrease) in Net Assets Resulting from Operations	**2,448,635**	**4,957,589**
Dividends to Shareholders from ($):		
Investment income–net	**(2,447,505)**	**(4,957,518)**
Beneficial Interest Transactions ($1.00 per share):		
Net proceeds from shares sold	327,063,289	348,299,121
Dividends reinvested	1,178,981	2,603,731
Cost of shares redeemed	(259,286,311)	(329,821,176)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**68,955,959**	**21,081,676**
Total Increase (Decrease) in Net Assets	**68,957,089**	**21,081,747**
Net Assets ($):		
Beginning of Period	183,391,606	162,309,859
End of Period	**252,348,695**	**183,391,606**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended May 31, 2008 (Unaudited)	Year Ended November 30, 2007	Year Ended November 30, 2006	Ten Months Ended November 30, 2005[a]	Year Ended January 31, 2005	Year Ended January 31, 2004	Year Ended January 31, 2003
Per Share Data ($):							
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:							
Investment income—net	.012	.030	.028	.015	.006	.005	.009
Distributions:							
Dividends from investment income—net	(.012)	(.030)	(.028)	(.015)	(.006)	(.005)	(.009)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	2.39[b]	3.08	2.79	1.82[b]	.65	.48	.88
Ratios/Supplemental Data (%):							
Ratio of total expenses to average net assets	.61[b]	.65	.65	.65[b]	.65	.62	.60
Ratio of net expenses to average net assets	.59[b]	.65	.65	.65[b]	.65	.62	.60
Ratio of net investment income to average net assets	2.36[b]	3.04	2.75	1.81[b]	.62	.48	.88
Net Assets, end of period ($ x 1,000)	252,349	183,392	162,310	157,817	137,292	188,232	223,456

[a] The fund has changed its fiscal year year end from January 31 to November 30.
[b] Annualized.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Massachusetts Municipal Money Market Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company. The fund's investment objective is to provide investors with as high a level of current income exempt from federal and Massachusetts state income taxes as is consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus"), a wholly-owned subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon"), serves as the fund's investment adviser. MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Trustees to represent the fair value of the fund's investments.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years.

Various inputs are used in determining the value of the fund's investments relating to FAS 157.

These inputs are summarized in the three broad levels listed below.

Level 1—quoted prices in active markets for identical securities.

Level 2—other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3—significant unobservable inputs (including fund's own assumptions in determining the fair value of investments).

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. For example, money market securities are valued using amortized cost, in accordance with rules under the Act. Generally, amortized cost approximates the current fair value of a security, but since the value is not obtained from a quoted price in an active market, such securities are reflected as Level 2.

The following is a summary of the inputs used as of May 31, 2008 in valuing the fund's investments carried at fair value:

Valuation Inputs	Investments in Securities ($)
Level 1–Quoted Prices	0
Level 2–Other Significant Observable Inputs	251,290,530
Level 3–Significant Unobservable Inputs	0
Total	**251,290,530**

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Cost of investments represents amortized cost.

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161 "Disclosures about Derivative Instruments and Hedging Activities" ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

The fund has arrangements with the custodian and cash management banks whereby the fund may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a

more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gains.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended May 31, 2008.

As of and during the period ended May 31, 2008, the fund did not have any liabilities for any unrecognized tax benefits. The fund recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations. During the period, the fund did not incur any interest or penalties.

Each of the tax years in the three-year period ended November 30, 2007, remains subject to examination by the Internal Revenue Service and state taxing authorities.

The fund has unused capital loss carryover of $15 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to November 30, 2007. If not applied, the carryover expires in fiscal 2014.

The tax character of distributions paid to shareholders during the fiscal year ended November 30, 2007 were all tax exempt income. The tax character of current year distributions will be determined at the end of the current fiscal year.

At May 31, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions with Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .50% of the value of the fund's average daily net assets and is payable monthly.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended May 31, 2008, the fund was charged $32,779 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended May 31, 2008, the fund was charged $10,057 pursuant to the transfer agency agreement.

The fund compensates The Bank of New York, a subsidiary of BNY Mellon and a Dreyfus affiliate, under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended May 31, 2008, the fund was charged $820 pursuant to the cash management agreement.

The fund compensates The Bank of New York under a custody agreement for providing custodial services for the fund. During the period ended May 31, 2008, the fund was charged $8,356 pursuant to the custody agreement.

During the period ended May 31, 2008, the fund was charged $2,820 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $92,229, chief compliance officer fees $2,350 and transfer agency per account fees $3,208.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 3—Subsequent Event:

Effective July 1, 2008, BNY Mellon has reorganized and consolidated a number of its banking and trust company subsidiaries. As a result of the reorganization, any services previously provided to the fund by Mellon Bank, N.A. or Mellon Trust of New England, N.A. are now provided by The Bank of New York, which has changed its name to The Bank of New York Mellon.

NOTES

For More Information

**Dreyfus
Massachusetts Municipal
Money Market Fund**
200 Park Avenue
New York, NY 10166

Manager
The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian
The Bank of New York Mellon
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**
Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor
MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbol: DMAXX

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund will disclose daily, on www.dreyfus.com, the fund's complete schedule of holdings as of the end of the previous business day. The schedule of holdings will remain on the website until the fund files its Form N-Q or Form N-CSR for the period that includes the date of the posted holdings.

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2008, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0639SA0508